U.S. Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Submitted pursuant to Rule 14a-6(g)

1. Name of the Registrant:

Piedmont Office Realty Trust, Inc.

2. Name of person relying on exemption:

Lex-Win Acquisition LLC

3. Address of person relying on exemption:

Two Jericho Plaza

Wing A, Suite 111

Jericho, New York 11753

4. Written materials. Attach written materials required to be submitted pursuant to Rule 14a-6(g)(1):

The attached letter was issued on October 17, 2007.

LEX-WIN ACQUISITION LLC

Two Jericho Plaza

Wing A, Suite 111

Jericho, New York 11753

October 17, 2007

VOTE ‘NO’ ON MANAGEMENT’S PROXY PROPOSALS

Dear Fellow Stockholder:

By now, you may have received from management of Piedmont Office Realty Trust (formerly Wells Real Estate Investment Trust, Inc.) (the "Company") a letter describing their newest proposal (the “Newest Proposal”) requesting, among other things, your vote to approve an amendment to the Company’s Charter which would allow them in their discretion to defer listing the Company’s shares on a national trading exchange or liquidating the Company for your benefit through January 30, 2011 – three years beyond the term presently provided in the Company’s Charter. We believe that we are the second largest stockholder in the Company and our members hold over $25 billion in real estate investments. Collectively, none of us can recall a more egregious attempt by a management group to cover-up the damage to stockholder value caused by their corporate malfeasance, incompetence, personal greed and breach of stockholder trust than the Newest Proposal.

Let’s review management’s plan step-by-step:

FIRST – In February 2007, management recommends that your Company should pay Leo Wells and friends $175 Million in stock for his essentially valueless advisory business in order to facilitate the listing of the Company on a national trading exchange. To get your vote, they told you that:

“[t]he benefits of a potential Listing, [include], among other things, creating significantly greater liquidity for our stockholders, increasing our stockholders’ autonomy in connection with the management of their cash and tax positions, allowing us greater access to capital markets to fund our future growth, and enabling us to pursue certain growth strategies.”  (Page 3 of Wells Real Estate Investment Trust’s Letter to Stockholders dated February 26, 2007)

NEXT – Prior to the vote, management kept from you the existence of proposals made in March and April to purchase the Company for up to $9.45 a share; proposals which could have derailed Mr. Well’s rich payday and the multimillion dollar employment agreements grabbed by management.

THEN – In June 2007, you were advised by management to reject our tender offer to purchase shares of the Company for $9.30, characterizing the price as not in your best interest.

NOW – Management entirely reverses itself and asks you to support the Newest Proposal, a proposal which could delay your ability to recognize the benefits of your shares being listed on a national trading exchange for up to three years – the very justification given to you by management as the principle reason for Mr. Well’s enormous payday and the multi-million dollar employment contracts given to management.

WHY? – Because management knows that if the Company is listed, the shares are likely to trade substantially below the March, April and June proposed prices. In management’s view it is better to hide the reality of the very real harm caused to you by their incompetence and greed than to live up to their commitments and obligations on which investors have relied.

ASK YOURSELF – In an economy with more than 150 publicly traded real estate companies, representing millions of investors and hundreds of billions of dollars in investment capital, why is only our Company suddenly incapable of becoming publicly traded as previously advocated by management?

NONSENSE – We know of no possible harm to stockholders from listing the Company on a national exchange. Regardless of trading price, you will be free to sell your shares when you want, buy more shares if you want or simply hold on to shares if you want. In point of fact, the continued lack of trading market liquidity for your shares reduces their value as any qualified financial advisor understands. Moreover, a listing will not in any manner prevent the Company from conducting its normal business operations or growing its asset base. Management’s fear of listing the Company clearly reflects their recognition that the stock market acts as a report card – one they know will give them and their prior recommendations a failing grade.

WHAT TO DO

VOTE NO – On management’s proposal to delay the listing of the Company’s stock or liquidation of the Company for up to three years.

WITHOLD YOUR VOTE – From the directors who are up for election – all of whom are participating in this scheme to keep you ignorant of the damage to stockholder value caused by their self-interested transactions and prior recommendations.

VOTE AGAINST – Proposal number three to adjourn or postpone the Annual Meeting to allow for the solicitation of additional proxies.

CONTACT YOUR FINANCIAL ADVISORS – Remind them that from the first day you invested in the Company and every day thereafter, you were promised a listing or liquidation of the Company by January 30, 2008. Ask them how any qualified financial experts could argue in good faith against the benefits of holding a liquid share of stock trading on a national exchange, unless one sought to conceal the economic harm of their poor judgment and past recommendations.

REQUEST YOUR FINANICAL ADVISOR –Contact Wells Real Estate immediately to tell them they have a moral obligation to abide by their long-standing commitments to their investors.

SIMPLY PUT – Management’s Newest Proposal is nothing more than an offensive attempt to hide from you the clearest evidence of the damage to stockholder value their prior recommendations have wreaked. The callousness of their conduct resides in their willingness to cause more harm to stockholder value in their effort to keep this truth hidden.

If you have any questions, please contact Mackenzie Partners, Inc. toll-free at (800) 322-2885 or (212) 929-5500 (collect).

Sincerely,

LEX-WIN ACQUISITION LLC

Michael L. Ashner

Chief Executive Officer